Buckeye Partners, L.P.

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 11, 2009

Registration Statement No. 333-155522

PRICING TERM SHEET

5.50% Senior Unsecured Notes due August 15, 2019

Issuer:	Buckeye Partners, L.P.
Trade Date:	August 11, 2009
Expected Settlement Date:	August 18, 2009
Principal Amount:	$275,000,000
Maturity Date:	August 15, 2019
Coupon:	5.50%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010
Price to Public:	99.349% of principal amount
Net Proceeds:	$271,422,250 after deducting the underwriting discount
Benchmark Treasury:	3.125% due May 15, 2019
Benchmark Treasury Yield:	3.711%
Spread to Benchmark Treasury:	187.5 bps
Yield to Maturity:	5.586%
Make-Whole Call:	MW + 30 bps
CUSIP:	118230AH4
ISIN:	US118230AH45
Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. BNP Paribas Securities Corp. Wells Fargo Securities, LLC
Co-Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.